REEF SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2015

Revenues		
Commissions and other placement fees	$	776,858
Total revenue		776,858
Expenses		
Registration fees		35,836
Salaries		183,254
Professional fees		17,815
Commission expense		521,424
Payroll taxes		45,816
Other expenses		147,572
Total expenses		951,717
Income (loss) before income taxes		(174,859)
Provision (benefit) for income taxes		(5,904)
Net income (loss)	$	(168,955)

The accompanying notes are an integral part of these financial statements.